

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

August 10, 2017

<u>Via E-mail</u>
Mr. Alan M. Brown
Chief Executive Officer
Tombstone Exploration Corporation
6529 E. Friess Drive
Scottsdale, AZ 85254

    **Re: Tombstone Exploration Corporation
Form 20-F for Fiscal Year Ended December 31, 2015
Filed September 9, 2016
File No. 000-29922**

Dear Mr. Brown:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    /s/ Rufus Decker

    Rufus Decker
    Accounting Branch Chief
    Office of Beverages, Apparel, and
    Mining